IMMERSED

2021 Report

Dear investors,

In addition to releasing features to our product and removing bugs, we've also figured out ways to better onboard our users, which has significantly increased our retention.

There will be more major hardware manufacturers entering the VR space this year.

Immersed will be announcing some exciting updates and even an evolution of the company in the coming months, so please stay tuned!

Follow us on all major social media platforms for the latest!

We need your help!

We need to hire much more people much more quickly. Please send potential candidates to: https://angel.co/company/immersed/jobs

Feel free to buy an Oculus headset and download Immersed to test/use the product and provide feedback to us.

Join our Facebook group to keep up with the latest: https://www.facebook.com/groups/4492238540898332

Sincerely,

Renji Bijoy

Founder & CEO/CTO

Our Mission

We want to be the DEFINITION of what it means to "go to work" where people put on a pair of "Facebook Glasses" or "Apple Glasses" a few years from now and teleport to their virtual office using Immersed.

See our full profile

How did we do this year?

Report Card

A+

The Good

- We received major PR from Time Magazine & The New Yorker.
- Released onboarding tutorial which significantly reduced churn.
- Doubled team size.

The Bad

- Need to hire faster.
- Hiring being a bottleneck means we can't release features as quickly as we'd like to.
- N/A

2021 At a Glance

January 1 to December 31



$202,119 +431%
Revenue



-$3,945,029
Net Loss


IOU!

$113,592 [95%]
Short Term Debt



$7,584,711
Raised in 2021



$6,614,813
Cash on Hand
As of 03/ 2/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We make Virtual Reality offices for distributed teams. Users have 5 virtual screens + a virtual whiteboard in a distraction-free, private virtual office, and their co-workers can teleport into each other's virtual offices to share screens and whiteboard together when needed.

We want to be the DEFINITION of what it means to "go to work" where people put

on a pair of "Meta Glasses" or "Apple Glasses" a few years from now and teleport to their virtual office using Immersed.

Milestones

Immersed Inc. was incorporated in the State of Delaware in January 2017.

Since then, we have:

- 💰Renji (CEO) was selected as 2021's Forbes 30 Under 30 & was a software leader in Fortune 500 Co's!
- 📈 Partnership with Facebook, HTC, & Microsoft, rolling out to millions of AR/VR users!
- 💸 Went through Techstars in 2017 (top 0.1% of startups worldwide!) and raised about $12M to date!
- 💪Team from Google, Microsoft, YC, & top Andreessen-Horowitz-backed startups.
- 🔥Immersed is the TOP productivity application on the highly-curated Oculus Store!
- 🥽 The average Immersed power-user works 38+ hrs each week using Immersed!
- 🌎 Users have 5 virtual screens + a virtual whiteboard in a distraction-free private virtual office!

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $202,119 compared to the year ended December 31, 2020, when the Company had revenues of $38,036. Our gross margin was 100.0% in fiscal year 2021, compared to 100.0% in 2020.
- *Assets.* As of December 31, 2021, the Company had total assets of $7,009,786, including $6,864,753 in cash. As of December 31, 2020, the Company had $1,998,379 in total assets, including $1,940,688 in cash.
- *Net Loss.* The Company has had net losses of $3,945,029 and net losses of $990,974 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $113,592 for the fiscal year ended December 31, 2021 and $3,858,783 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $55,356 in debt (now forgiven), $7,604,753.12 in equity raises, $1,905,000 in convertibles (now converted to preferred stock), and $1,773,516 in SAFEs (now converted to preferred stock).

We have 24 months of funding before we need to raise further capital.

We will require additional financing in order to perform operations over the lifetime of the Company. We plan to raise capital in the next few months. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Immersed Inc. cash in hand is $6,614,813.28, as of March 2022. Over the last three months, revenues have averaged $26,352/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $261,770/month, for an average burn rate of $235,418 per month

Within the time between the date that our financials covered and today, we hired 2 more people. Additionally, we received a $350k non-recoupable grant from Meta.

We expect our revenues to be $50,000 per month, and expenses to be $300,000 per month.

No, we are not profitable. We currently have funds in the bank for a little over 2

years of burn.

The company has funds for The CEO has a large network of many angel investors and venture capital firms who have previously invested in Immersed and are also following Immersed's progress.

Any projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -1,952% **Gross Margin: 100%** **Return on Assets: -56%** **Earnings per Share: -$328,752.42**

Revenue per Employee: $8,422 **Cash to Assets: 98%** **Revenue to Receivables: 43,844%** **Debt Ratio: 2%**

Immersed_Inc_2021_Financial_Statements__issued_.pdf

Immersed_Inc_2019-2020_Audited_Financial_Statements__issued_.pdf

We ♥ Our 3065 Investors

Thank You For Believing In Us

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Kishore Anjaneyulu
Matthew Varkey
James R. Winston
Jonathan Cox
Phebe Varughese
Ericka Battle
Isaar Sadr
Jack Hazley
Shyam Kamisetty
Qiongqiong Chen
Danny Varghese
Eduardo Uribe
Feeby John
Bharat Kumar Kondapalli
Shawn Thomas
Bryson Hall
Sean P Stites
Toby Abraham
Ashish And Sonia Mathew
Vlad Sandu
Utsav Patel
Gloria George
Manna Samuel
Victoria Limon
J. P. Marie
Stephanie Moore
Shawn Benny
Reuben Thomas
Brian Harris
Ian Bone
Rashida Perigrino Braimah
Atiya Chase
Elias Darraj
Jon Aaron Howell
Sheikh Sadiq
Joseph Thottukadavil
Jitendra Chaudhari
Sina Younesi
Pradeep Singh
Eero Pikat
Praval Panwar
Dan Revel
Tina Tehoda
Sarvesh Sharma
Yin Sern Lim
Guoming XU
Angelo Romero
Anil Kumar
Emanuel Russom
Austin Parker
Paolo Rodriguez
Giana Coleman
Frank Wright
Farzana Kabir
Victor Daniel Munoz
Durga Ravindra
Lori Gi
Sean Koshy
Eu Tica Fields
Paul Emmitt
John Renals

Ryan M Scanlon
Allison Adkins
Camille Douglass
Charles George
Joseph Schulz
Roger Latterell
Rushabh Sheth
Tanner Milson
Rex Thomas
Johnson George
Sibusiso Ngubeni
Joshua Johnson
Amanda Burgamy
Mercy Baker
Katherine Savarese
Ashley Joseph
Adewale Oyediran
Dany Varghese
Thembile Mtwa
Michele Zilli
Susan Priest
Sandra McAllister
Jeena Kurian
Asha Negi
Ryan Allen Kristensen
Fredy Varughese
Betty Arthungal
Jerin Oommen
Tomy Abraham
Jacob Hampton
Phillip Galenkamp
Jarrett James
Ben Sam Varghese
Alexis McDowell
Keturah Cox
Mathew Job
Tom Mathew
Gina John
Litty Thomas John
Thomas Chacko
Jared Burris
Diana Jimenez
Stacey Joseph
Pauline Munetsi
Wesley Ruiz
Danny Thomas
Joel Newman
John Yancey
Ebunoluwa Lesi
Julima Seymour
Jeffrey Mathew
Jonathan Marrs
Teena Chander
Robin Mwongera
Joby Alexander
Praveen Pachava
Joshua Thomas
Suzanne Adjani-Aldrin
Tyson Thomas
Michael Wheeler
Michael S Fischer
Kendrick Mccomb
Richelle Ivey
Bobus Mathew
Nicholas Smith
Bijan J BORAH
Dohyun Lee
Reggie John
Ashwin Cherian
Sharad Saxena
Ernesto Nieves
Jacob George Jr.
Abhishek Rathi
David Daly
Zakir Khimji
Fx Coffinieres
Eswaraiah Challa
Shan Kadalimattom
Leroy Simon
Adil Ansari
Alfred MURILLO
Jose Cherian
Dan Hatcher
David Cuevas
Tony Nguyen
Olamide Akinola
Robert Craddock
Kishore BATCHU
Stanley Samuel
Chris Alexander
Annette Thomas
Lindsey E. Garner
Eric J. Coll
Christopher Coleman
Vijay Cherian
Faustina Iroha
Justine Panicker
Ashley Thomas
Creg Canalizo
Kedra Woodard
Justin George
Darshy MEHTA
Constance Washburn
Rishi Singh
Aaron Mitchell
Stanley Miller
Sudhanshu Shekhar
Somini Mathew John
Josimar Garcia
Tony Abraham
Olatomide K Owolabi
Jeanette Kernizan Adelson
Cameron Lynde
Thomas Wilson
Allan Dsilva
Virgilio Yabut
Nicholas Airdo
Griffin Feller
Keithland Levy
Thomas Pozuc
Ryan Nash
Jabari Hendricks
David Stephen Bateman
Evet Campbell
Heather Connell
Juan Velasquez
Michael Kunkel
Jason Ault
Sumanth Mattapalli
Jacob Carter
Vishal Arya
Bankole Segun Dele
Melissa Chapman
Pedro Dupouy
Dinh Quang Le
Khim Khith
Ridzuan Ahmad
Eric Daniel Townsend
Riley Booth
Sopheap Khith
Avinash Kustagi
Jorge Andres Larracoech...
Eric Mollison
Paul Rubillo

Thomas Blanchard
Henry Wu
Preena Cherian
Sean Blonien
Nirali Sheth
Tiju Daniel
Brad Trees
Sunil Abraham
Sonya Mathew
Christen Bakke
W Kim Colich
Thomas John
ANSHU VAJPAYEE
Alistair Rob MacLachlan
Judy Emeodi
Albert Lardizabal
Sneha George
Xavier Cisneros
Sonali Sundararaj
Lylalynn Moevao
Josh Harvey
Lorenzo White
Bibin Cherian
Luke Thompson
Greg Smith
Jenneil L James
Reba Joseph
Caleb Wheeler
Abey Mathew
Benny Johnson
Alan Anchanattu
Spencer M Davis
Jeremy Ancheril
Tony Koshy
Joel Kannath
Gibsun Sunny
Tatenda Makuvatsine
Jacob Samuel
Cumanda Angustia
Toji Varghese
Kevin Cesar
Rami Taha
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Peter Lac
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Jesse Espaillat
Kaitlyn Samuel
Christine Bithorn
Johnson Abraham
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Susan MATHEW
Robert A Stewart
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Cherian Kurian
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Shelley Luehring
Tyler Froese
Zach Pottanat
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Kimduong Duong
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Kimberly Christine
Kurtis Meyer
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Jessica John
Taeseon Yoon
Alex Pappy
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Houston George
Lesley John
Vimal Dolatrai DESAI
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Jessica Simmons
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Jarvis Campbell
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James Brown
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Ashwyn Sam
Ian Batayola
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Arthur Nerbas
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Rishi Singh
Jacoby Kingston
Chris Noel
Alex Kurian
Jessica Menachery
Sibil Thomas
Abe Mathews
Brandon Sitz
Allen Luke
Demetri L Roberts
Shane White
Josh Raju
Zoltan Udvardi
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Sherry Thomas
Dana C Zevecke
Steve Chu
Nibin Samuel Babu
Michael Johnson
Yogendre Kumar Patel
Chan Lengsavath
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Rachit Agwania
James Gallagher
Dennis G Shin
Arun Ramachandran
Seth Linkhart
Jahvon Exodus
John Cowan
Christopher Prellwitz
Felipe Albuquerque Rotil...
Tulsi Patel
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Desirae Parette
Nhi Hua
Paul Patterson
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Marianida D Concepcion
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Suresh Dande
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Heldana Tewodros
Patricia Jiles
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Hudson Hong
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Nicholas Fitzpatrick
Casey Swearingen

Steven K Havens	Joseph Park	Marc Livernois	David Kranz	John V	Chakrapani Innamuri	Jack Route
James D DeShong	Chang Lay Koh	Kim Malone	Rodney Wright	Brian Lester	Curt Garner	Glenn Brandon
Nilsa Luna	Arindam Banerjee	Mark Shah	James Donohue	Javier Martinez	Daniel Johnson	Marko Kudjerski
Moumita Ghatak	David Louie	Jaimie Shores	Kyle Kroeger	Jan Brusko	Cristian Jesus Gomez Cas...	Michael Freda
Jennifer Grek	Dan Braem	David Avasthi	Chad Strauss	John Chen	Winston Griffin	Trang Ho
Marvin Rauch	Philip Elie	Kevin Yoder	Wilfred Tso	Mark Horvath	Siby Oommen	Jacob Schomaker
Michael Weimar	Michael MCGINNIS	Ayman Anabtawi	David Huang	John Mead	Asad Ali	Hugh Brownlee
Yung Hsiang Shen	David Chalmers	Jessica Ho	Sudhakar Muthyala	Scott Bieda	Benjamin Arthungal	Anish Jhaveri
Rajesh Tibrewal	Jesse Popoff	Ronald Holman	Kirsten Popoff	Sarita Avery	Massimo Mazziotti	Samuel Kim
Jonathan Elie	Stephen Hightower	Vishwanathan Ramamurthy	Aaron Hornyak	John C. Vande Gevel	Aaron N. Carmichael	Brandon Bieda
Dung Tran	Nathan Bieda	Tom Williams	Alexander W Staab	Jeffrey Bassett	Jeffrey S. Hamren	Chung En Huang
Romano Zampierollo	Timothy McCollough	Prashant Satoskar	Jonathan Young	Anita Mitchell	Youyou Lu	Tyler Tingstrom
Skyler Hester	Fidelis Doh	Kevin Matsuura	Khang Chau	Minh Cang	Jonas Hines	John Odulio
Jibin Thomas	Chris Carter	Nicholas Kartos	Jon Billman	Alexander Koppisch	Christian Oevermann	Sebastian Tillmanns
Clayborn Taylor	Matteo Galimberti	Sunil Bhatia	Venus Coons	Charles E Kirkendall III	Jose A Gelpi	Rajesh Hazari
Kenedi Hall	Gary Gilbert	Michael Kawas	Ryuji Morishita	Phong Lam	Steve Smith	Raul Ochoa
Sonja Palmer	Brett Fox	Lai T. Nguyen	Alex Franco	Jesse Darron Smith	Pejman Eslami MOKRI	Khary Gray
Paulius Jurenas	Paul Skillen	Joseph Bynum	Antonio Betancourt	Mohit Kumar	Hubbard Galbraith	Ram Prakash
Lamardo Davis	Jack Sullivan	Sherry Nicholas	Deepak Patil	Venkatesh Hiware	Arvin Shirinyans	Scott Holbrook
Ezekiel ASHAMU	James Noonan	Alexander Ho	Hans Ulrich Elsner	Alexandru Dobre	Richard Ho	Bettie F Stieglitz
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Lorraine West	Daniel Riveramedina	Franklin E Njubigbo	Robert Becker	Shreekanth Kyatsandra	Yolanda Merriman	Randy Lo
Julian Grace	Grace Collier	John Oh	Michael Zachary Davis	Ajiri Obaebor	Tamara Jordan	Oleksii Toporkov
Steve Kwak	Mitchel Noble	Jorge Emilio Robleto Ibar...	Adhitya Bhatia	Todd Morris	Sadhasivaraj Nadarajan M...	Mehdi Khan
Muyeedul Hoque	Daniel Orta	Majesty KIDD	Ivan Sakotic	Darin Brockman	John Deren Gibson	Rick Mouer
Jasmine Parker	Thomas Schiltz	Brad Bauerkemper	Tim Carmon	Majesty M KIDD	Bryant Boon	John Bennett
Rodrigo Motta	Dan Yim	Bryton Kim	Dipendra Tiwari	Benson Samuel	Rushil Ramachandran	Priya Jacob
Amy Thompson	Jerry Davis	Bartley S Weddington	Jeanmarie Ramos	Lovely Shine	Stephy Thota	Aaron Chester Saari
James Zeisweiss	Jeffrey Allen Ceglarek	Loretha Pennix	Igor Yakubov	Marvin Simpson	Rhizza Adams	Shaun Skubal
Nicholas Brown	Varughese Kurian	Myles Kidd	Brenda Osorio	Steve Willis	Charles Mokuolu	Danielle Illing
John Daniel	Michael Teske	Nakieia Watson	Albert Zhang	Frantz PetitFrere	Cheyanne Kinf	Chris Franklin
Thomas Martin	Gianfranco Giannella	Leonard Barber	Milam Wentworth	Christian Wohlfeil	Murali K Bandaru	John Griffiths
Brian Cooke	Akash Jain	Prateek Amar	Paul Kuehne	James T Jewett II	Frank C Chan	George Galanis
Jason Spitz	Michael Yun	Johnny Pan	Himanshu Sharma	Andres Reyes Gebhart	Marc Saddik	Sam He
Rajesh Sansi	Juksel Gabriel	Jean Pierre Mobasser	Alan Regala	Ding Wooi Diong	Steven Browning	Kar Lun D. Ng
Martin Batek	Tim Amundson	Anthony Jackman	Scott Gilger	Badal Haider	Aleksej Trefilov	Sakthivell Vijayakumar
Arun K Subramanian	Cory Greak	Solomon Esekheigbe	Mark Divine	Graham Wilson	Basil Joseph	Shanmuga Ramadoss
Christopher Queitsch	Bradley Jacoby	Felix Faulhaber	Shaji Daniel	Mark Jessan Hutchison-Q...	Allen Henry Balch	Mariska Mulder
Justin George	Rafiq Ahmed	Charles Hardesty	Bryan Van Vranken	Prince Kumar	Roberto Torrent	Ramez Mourad
Burak Memis	Amy OBrien	Laura Garcia Aguirre	Jason Adamcik	Kirk Crenshaw	Eric Glidden	Anne Oshman
Christina Varughese	Francis Liu	William Trees	David Lucas	Rob Koncius	Martin Nwosu	Anthony Runnels
Kim M Peterson	Sarah Zhou	William Edwards	Richard Koncius	Michael Amoroso	Lars Yoder	Rajamani Ganesh
Mark McClendon	Ebenezer THANGAVELU	Michael Tobin	Joey Kelly	Alan Gardenhire	Jacob Simon	Sajan Johnson
Gary Tiffan	Suchai Gumtrontip	Mohammed S ALSAHIL	John Hwung	Ade Adeoti	John Hanger	Polly Hammond
Vinodh Rajagopalan	Kaushik Suchak	Karthik Avadhanam	John John	Phil Hung NGUYEN	Jay Woodstock	Zach Johnson
Cecil Mathew	Cyril Cheriyan	Marisa Trapani	Daniel Ha	Katie Powers	Jonathan Wallace	

Thank You!

From the Immersed Team



techsta

Renji Bijoy
Founder & CEO/CTO



Joe B
XR Developer / DevOps

Techstars graduate, top coding bootcamp engineer, and graduated from one of the world's most prestigious VR development programs.



Marvin W
Lead Technical 3D Artist

20+ years experience creating 3D, XR, and digital content. Worked on some of the most prestigious games in the gaming industry at Microsoft & Bungie (Halo/Destiny) as well as multiple startups.



Josh K
Head of Content

10+ years experience in creating content & product strategy, Director of Photography for award winning Amazon film "Dreamin' in a Dream" which amassed 4M+ views across content created.



Sarah B
Director of Accounting / Controller

Valedictorian of graduating class of 500 students, Magna cum laude in continued education (full academic scholarship), former Auditor from EY (Big 4 accounting firm), 4 years of startup-focused

Accounting + Finance experience.



Ryan F

XR Engineer

XR Platform Expert and UX/HCI enthusiast with 5+ years experience in XR and 10+ years in Unity development. Highly skilled in missional, impactful, and experiential XR tech.



Alberto J

Senior Web Architect

10+ years in CTO positions at international startups & large companies. Managed 30+ remote workforce. Lead tech transformations: road-map, budgeting, and security compliance. Hard skills in Cloud, Big Data, ML, DevOPs, & scalable architectures.



Daniel Y

Growth Engineer

790/800 on Math SATs, previous big data analyst for a Fortune 500 company working directly with the CFO & CEO, fluent in analytics, frontend, backend, user engagement development.



Gavin M

Strategic Account Executive

Built two 6-figure businesses, the top-performing sales rep at an Andreessen-Horowitz portfolio SaaS company, DialPad, built a 7-figure real estate investment portfolio.



Tatsuya Y

Mac & Linux Developer

Lead developer for kernel-level architecture and optimization at a Y Combinator startup, and created the world's fastest multi-monitor streaming tech for mobile platforms.



Pablo V

CV/ML Developer

Built cutting-edge hand pose-estimation tech, and graduated from one of the world's most competitive online Computer Vision programs.



Anthony M

XR Developer

Creative Technologist at Google, Rapid Prototyping & Optimization at world-renown Ad Agencies, and Founding Member of the Board for a gaming non-profit.



Caleb T

Director of Operations

8 years of recruiting and building software engineering teams, most recently at Google, Indeed, and as a people manager at Facebook.



Alan C

Technical 3D Artist

20 years of experience in technical game development and R&D. Built game engines from scratch, integrated numerous technologies, and worked with a dozen different game engines.



Scott S

PC Developer

Windows developer since 1988, one of the top experts in C/C++/C# in the world, has led innovative technical teams at Hewlett-Packard, and has started his own startup.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Ranjit Bijoy	CEO @ Immersed Inc.	2017

Officers

OFFICER	TITLE	JOINED
Ranjit Bijoy	CEO CEO	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Ranjit Bijoy	4,000,000 Common Shares	50.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2017	$50,000		Section 4(a)(2)
06/2017	$20,000	Common Stock	Section 4(a)(2)
07/2017	$100,000		Section 4(a)(2)
11/2017	$340,000		Section 4(a)(2)
10/2018	$265,000		Section 4(a)(2)
04/2020	$55,356		Section 4(a)(2)
04/2020	$950,000		Section 4(a)(2)
05/2020	$50,000	Safe	Section 4(a)(2)
08/2020	$1,070,000		4(a)(6)
10/2020	$200,000		Section 4(a)(2)
04/2021	$3,775,965		4(a)(6)
04/2021	$3,708,749		506(c)
05/2021	$99,997	Preferred Stock	Regulation D, Rule 506(c)

$653,516	506(c)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
01/24/2017	$50,000	5.0%	25.0%	None	05/17/2021
07/14/2017	$100,000	5.0%	20.0%	$3,000,000	05/17/2021
11/17/2017	$340,000	5.0%	20.0%	$4,000,000	05/17/2021
10/18/2018	$265,000	5.0%	20.0%	$6,000,000	05/17/2021
04/23/2020	$950,000	5.0%	20.0%	$7,000,000	05/17/2021
10/23/2020	$200,000	5.0%	20.0%	$7,000,000	05/17/2021

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
SBA	04/21/2020	$55,356	$0	1.0%	04/26/2021	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred	8,950,000	8,315,264	No
Common Stock	23,000,000	4,547,352	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	Ocean Capital Warrant (2%)
Options:	9,154,978

Risks

We have never declared or paid cash dividends on our securities. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future.

Our management will have considerable discretion over the use of proceeds from this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner which you may consider most appropriate. Our management might spend a portion or all of the net proceeds from this offering in ways that our stockholders do not desire or that might not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Furthermore, you will have no direct say on how our management allocates the net proceeds of this offering. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

The market price of our securities is indeterminable because there is no existing market for our securities, and will be highly volatile and will fluctuate substantially due to many factors, including:

· market acceptance of our product;

· market conditions in the technology sector or the economy as a whole;

· announcements of the introduction of new products by us or our competitors;

· product development milestones;

· our ability to protect our intellectual property;

· litigation or any product liability allegations, investigation or claims;

· additions or departures of key personnel;

· developments concerning current or future strategic collaborations; and

· discussion of us or our stock price by the financial and scientific press and in online investor communities.

There is no existing market for our securities and we do not know if one will develop to provide you with adequate liquidity. Even if a market does develop following this offering, the stock prices in the market may not exceed the offering price. We cannot assure you that an active trading market for our securities will develop following this offering, or if it does develop, it may not be maintained. Our stock may be subject to substantial price and volume fluctuations due to a number of factors, many of which are beyond our control and may prevent our stockholders from reselling our securities at a profit.

Our significant stockholders may exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that you do not support. Our founder, Renji Bijoy, and our significant stockholder, Soveign's Capital, will hold a majority of the our voting shares of capital stock. Their large ownership stake may allow them to exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that you do not support, including amendments to our amended and restated certificate of incorporation, election of our board of directors, removal of any of our directors, adoption of measures that could delay or prevent a change in control or impede a merger, takeover, or other business combination involving us, and approval of other major corporate transactions.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. In addition to this offering we are concurrently raising up to an additional $8.9 million through private placement offerings under the exemption from

registration under Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended. Subsequently and until such time, if ever, as we can generate substantial revenue, we may finance our cash needs through a combination of equity offerings, debt financings, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or other sources. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.

As an investor, you may lose a portion or all of your investment. Investing in our securities involves a high degree of risk. As an investor, you may never recoup all, or even part, of your investment and you may never realize any return on your investment. You must be prepared to lose all of your investment.

The SEC recently approved amendments to Regulation Crowdfunding in which the fundraising limit for crowdfunding issuers will be increased from $1.07 million during a 12-month period to $5 million during a 12-month period. These amendments will take effect 60 days after the publication in the Federal Register. The Company reserves the right to increase the Maximum Fundraise Target once such amendments take effect. If the Company increases the Maximum Fundraising Target, investments made prior to such limit increase may be diluted accordingly.

The long-term success of Immersed will depend on the tech giants continuing to spend billions of dollars into research and development for the next generation of computing devices (VR headsets or AR glasses). We believe it is inevitable, but this is still technically an assumption.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Headset manufacturers can technically limit the capabilities allowed for developers (like ourselves) to access for the proliferation of our product, but this is why it's important to diversify the platforms we are on.

Since we are currently only available on the Oculus Quest and Quest 2 (with a couple more headset integrations currently underway), we're currently relying on Facebook/HTC/Microsoft for distribution, but we are planning to be on even more devices in the future.

Most VR App Stores are primarily made up of gamers who generally don't like paying for subscriptions, but Immersed is a productivity app that requires a subscription. But so far, we've been successful at conveying the message that it is not a game, and instead, it helps users be more productive.

If remote work does not continue to increase, that puts a limit on the number of users Immersed could acquire, but given the current pandemic with COVID and the significant increase in remote work, this is unlikely.

The cost of VR hardware can potentially take several years to come down for it to be accessible for the broader mass market. The Oculus Go ($150), was a good first start to show it's possible, but we will see what the future headset pricing points look like.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its

many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Immersed Inc.

- Delaware Corporation
- Organized January 2017
- 24 employees

PO Box 40681
Austin TX 78704

https://immersed.com

Business Description

Refer to the Immersed profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Immersed has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.